SE(09059284 MMISSION

SEC Mail Processing Section

MAR 02 2009

Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
-67821

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Pyramis Distributors Corporation LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Devonshire Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC ENNES, 900 SALEM STREET, SMITHFIELD, RI, 02917 (401 -292-4974)
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Thomas Sipp affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Pyramis Distributors Corporation for the year ended December 31 2008 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/26/09
Date

Financial and Operations Principal
Title

Notary Public

KYEISHA EVANS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires August 10, 2012

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of financial condition.
(x) (c) Statement of income.
(x) (d) Statement of cash flows.
(x) (e) Statement of changes in stockholder's equity.
( ) (f) Statement of changes in liabilities subordinated to claims of general creditors.
(x) (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
( ) (h) Computation for determination of reserve requirements for brokers and dealers pursuant to Rule 15c3-3.
( ) (i) Information relating to the possession or control requirements for brokers and dealers pursuant to Rule 15c3-3.
( ) (j) A reconciliation, including appropriate explanations, of the computation of net capital pursuant to Rule 15c3-1 and the computation for determination of reserve requirements pursuant to Exhibit A of Rule 15c3-3.
( ) (k) A reconciliation between the audited and unaudited statement of financial condition with respect to methods of consolidation.
(x) (l) An oath or affirmation.
( ) (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (n) Independent Accountant's report on internal controls.

Table of Contents

Report of Independent Auditors

To the Member of
Pyramis Distributors Corporation LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.):

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's equity, and cash flows, present fairly, in all material respects, the financial position of Pyramis Distributors Corporation LLC (the "Company") at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 in the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts
February 25, 2009

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS	
Cash and Cash Equivalents	$ 2,001,273
Prepaid Expenses	105,027
Other	3,156
Total Assets	$ 2,109,456
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Payable to FMR LLC and Subsidiaries	$ 122,591
Deferred Income Tax Liability	2,731
Total Liabilities	125,322
MEMBER'S EQUITY	$ 1,984,134
Total Liabilities and Member's Equity	$ 2,109,456

The accompanying notes are an integral part of the financial statements.

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)
STATEMENT OF OPERATIONS
For the year ended December 31, 2008

Income:	
Interest	$ 1,217
Total Income	1,217
Expenses:	
Registration Fees	14,973
General and Administrative	2,592
Total Expenses	17,565
Operating Loss	(16,348)
Tax Benefit on Loss	425
Net Loss	$ (15,923)

The accompanying notes are an integral part
of the financial statements.

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
for the year ended December 31, 2008

MEMBER'S EQUITY- December 31, 2007	$ 100,057
Capital Contribution	1,900,000
Net Loss	(15,923)
MEMBER'S EQUITY-December 31, 2008	$ 1,984,134

The accompanying notes are an integral part of the financial statements.

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)
STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

Cash Flows Provided by Operating Activities:	
Net Loss	$ (15,923)
Change in Operating Assets and Liabilities:	
Prepaid Expenses	(105,027)
Other	(3,156)
Payable to FMR LLC and Subsidiaries	122,591
Deferred Income Tax Liability	2,731
Cash Provided by Operating Activities	1,216
Cash Flows Provided by Financing Activities:	
Capital Contribution from Parent	1,900,000
Cash Provided by Financing Activities	1,900,000
Net Change in Cash	1,901,216
Cash, Beginning of Year	100,057
Cash, End of Year	$ 2,001,273

The accompanying notes are an integral part
of the financial statements.

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)
NOTES TO FINANCIAL STATEMENTS

A. Principle Business Activities

Pyramis Distributors Corporation LLC (the "Company"), formed on June 15, 2007, is a wholly owned subsidiary of Pyramis Global Advisors Holdings Corp. (the “Parent”), a wholly-owned subsidiary of FMR LLC. The Company was created to be the distributor of private placements to institutional and high net worth clients and certain other products managed by affiliates. The Company is a registered broker-dealer with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934. In October 2008, the Company’s application for membership with the Financial Industry Regulatory Authority (FINRA) was granted.

The Company will generate the majority of its revenue by providing distribution services, primarily to domestic customers. Fees for such services are largely asset based and, as a result, the Company's revenues may fluctuate based on the performance of the financial markets. As of December 31, 2008, the Company did not have any distribution agreements.

B. Summary of Significant Accounting Policies:

Basis of Preparation and Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2008, as well as the reported amounts of revenues and expenses during the year then ended. Actual results could differ from the estimates included in the financial statements.

Revenue Recognition

Marketing and distribution revenue, net of related expenses for commission and fees to affiliates, is recognized as earned. Commissions earned on the sale of REITs are recognized on the trade date of the transaction. Under certain arrangements, a portion of the commissions earned is paid to third-party brokers and dealers and affiliates.

Cash and Cash Equivalents

The Company defines cash as cash on hand, demand deposits and cash held by managed funds. Investments consist of shares held in a Fidelity money market mutual fund. Investments are stated at fair value.

B. Summary of Significant Accounting Policies, continued:

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When the carrying value of an asset is not expected to be recoverable over the remainder of its expected life, the asset is reduced to its net realizable value and a charge against income is recorded.

Income Taxes

The Company, as a single member LLC, is disregarded as an entity separate from its owner and its operations are included in the federal income tax return of FMR LLC and in the state income tax return of its Parent, the Company's sole member. A tax benefit calculated as if the Company was filing on its own behalf is reflected in net income. The Parent files state tax returns on a unitary/combined or separate company basis and the Company's charge reflects only certain state tax obligations.

Fair Value Measurement

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value as the price received to transfer an asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value under GAAP, expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether inputs to these valuation techniques are observable or unobservable. The adoption of this statement did not have a material effect on the Company's financial statements.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" and in Dec 2008, the FASB deferred the effective date for non public entities, whereby FIN 48 is effective for the Company's fiscal year beginning on January 1, 2009. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken in a tax return. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

The Company has elected to defer the adoption of FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, ("FIN 48") in accordance with FASB Staff Position No. FIN 48-3, *Effective Date of FASB Interpretation of No.48 for Certain Nonpublic Enterprises*, ("FSP FIN 48-3"). The Company continues to maintain any reserves for uncertain income tax positions under the standard of SFAS No.5, *Accounting for Contingencies.*

C. Transactions with FMR LLC and Affiliated Companies

The Company engages in arrangements with affiliated companies to procure substantially all of its operational and support services. All intercompany transactions with FMR LLC, related parties and affiliates will be settled during the normal course of business through an intercompany account with FMR LLC and may not be on the same terms which would otherwise exist or result from arrangements and transactions among unaffiliated third parties. The Company will receive credit for the collection of its receivables and will be charged for the settlement of its liabilities through this intercompany account.

D. Charge Equivalent to Taxes on Income

In 2008, FMR LLC became subject to flow-through treatment for federal income taxes as an S-Corporation, which generally allows taxable income, deductions and credits to flow directly to its shareholders. The Parent is subject to income taxes at the entity level in certain state and international jurisdictions. The Parent is subject to federal taxation under the Subchapter S rules.

The total charge equivalent to taxes on income for the year ended December 31, 2008 is as follows:

Current:	
State	$(3,156)
Total Current	(3,156)
Deferred:	
State	$2,731
Total Deferred	2,731
Total charge equivalent to taxes on income	$ (425)

The Company's effective tax rate for the year ended December 31, 2008 was 2.6%.

E. Disclosures About Fair Value of Financial Instruments

In accordance with SFAS 157, the Company categorizes the financial assets and liabilities carried at fair value in its consolidated statement of financial condition based upon SFAS 157's three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable valuation inputs (level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for similar assets and liabilities in an active market;
Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

As of December 31, 2008, the Company did not have any financial assets or liabilities measured at fair value.

F. Commitments and Contingencies:

The Company is subject to regulation and oversight by various agencies that perform periodic audits and reviews of the Company.

G. Net Capital Requirement:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternate method permitted by the rule which requires that minimum net capital, as defined, be the greater of $120,000 or 5% of aggregate debit items arising from customer transactions. At December 31, 2008, the Company had net capital of $1,875,951 of which $1,755,951 was in excess of its required net capital of $120,000.

As a member of FINRA, the Company must prepare and maintain monthly net capital computations. For the first twelve months of membership, the Company must not permit its aggregate indebtedness to exceed 800 percent of net capital, and 1500 percent thereafter. At December 31, 2008, the percentage of aggregate indebtedness to net capital was 6.53%.

Net Capital:	
Total member's equity	$ 1,984,134
Deductions from net capital:	
Nonallowable assets:	
Other assets	(108,183)
Total deductions	(108,183)
Net capital	$ 1,875,951
Excess Net Capital (excess of statutory amount of $120,000)	$ 1,755,951

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF SEC RULE 17a-5

There are no material differences between the computation of net capital in the Company's unaudited Part IIA FOCUS Report filed on January 27, 2009 and the corresponding computation included in this report as of December 31, 2008.

The Company is exempt from the provisions of the SEC's Customer Protection Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to subsection (k)(2)(i).

Report of Independent Auditors
on Internal Control Required by
SEC Rule 17a-5

To the Member of
Pyramis Distributors Corporation LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp):

In planning and performing our audit of the financial statements of Pyramis Distributors Corporation LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following: (1) The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and (2) Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and (2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boston, Massachusetts
February 25, 2009

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2008